July 24, 2007

VIA FAX AND EDGAR
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:  Inter-Atlantic Financial, Inc.
       Registration Statement on Form S-l
       File No. 333-140690

Ladies and Gentlemen:

     On behalf of Inter-Atlantic Financial, Inc. (the “Company”), we are electronically transmitting hereunder a supplemental response to comments 1, 2, 3 and 6 provided in the Securities and Exchange Commission’s (“SEC’s”) comment letter dated July 20, 2007.

     In this letter, we have listed the SEC’s comments in italics and have followed each comment with the Company’s response. Page number references refer to the specific pages of the marked copy of the Registration Statement. Marked pages of this filing are being sent via fax and edgar to Jay Williamson.

General

1.

We note the company’s response to comment one from our letter dated June 20, 2007. However, we do not see where you have significantly limited the pool of potential targets and the disclosure does not clearly explain those types of companies that would be considered providing services to the financial services industry. Please revise or advise. In addition, given the broad range of companies that may provide any variety of service to financial services companies, it would appear that the company is not limited to a specific industry and rather is able to complete a business combination with a company from a diverse range of industries. Therefore, we continue to believe that the more specific disclosure regarding the financial services industry should be removed from the registration statement. We may have further comment.

Response: The disclosure on pages 1, 34, 46 and 49 has been revised to state that the Company’s pool of potential targets will be limited to domestic and/or foreign operating businesses in the financial services industry or businesses deriving a majority of their revenues from providing services to financial services companies. As a result of the revised disclosure, we believe the Company has sufficiently limited its pool of potential targets and therefore the specific disclosure regarding the financial services industry is relevant.

2.

We reissue comment 3 from our letter dated June 30, 2007. Please explain how capitalization requirements and ratios, which would appear to be commonly required in portions of your target industry, will impact your deal structure and deal size. In this regard we are particularly looking for disclosure addressing how these regulatory agencies and rules will impact your ability to effectuate a business combination.

Response: In response to the SEC’s comment, the disclosure on pages 3 and 39 has been modified to provide that any debt used in the consummation of the business combination may adversely affect the potential target businesses’ ability to maintain capitalization requirements in certain regulated segments of the financial services industry. We have added a risk factor on page 39 to state that if the Company were to acquire businesses in segments of the financial services industry which are subject to maintaining capitalization requirements, the Company may have to finance these transactions with less leverage, which may limit the size of the potential business combination and may also adversely affect the Company’s ability to consummate a business combination within the requisite time period.

3.

Clarify in greater detail the types of transactions seen by Inter-Atlantic Group and why the companies and transactions known or that these individuals would be made aware of through Inter-Atlantic Group would not be something the company would consider as a potential business target after the completion of the IPO. Clarify how the company is able to ascertain (1) that no work has been or will be done until the completion of the IPO through Inter-Atlantic Group in search of a target business and (2) how you will after completion of the IPO determine whether a business opportunity was known before the completion of the IPO. We may have further comment.

Response: Inter-Atlantic Group has historically focused on venture and growth capital and does not look for companies seeking a change in control. Further, as disclosed throughout the Registration Statement, the Company has not and will not solicit, nor have or will any of its officers, directors or other affiliates solicit on its behalf, any potential targets prior to the consummation of the initial public offering. Management has also confirmed to the Company that they will not pursue potential target businesses for sale which come to the attention of Inter-Atlantic Group, or Inter-Atlantic Group’s officers and directors, prior to the initial public offering in order to better clarify and delineate which business opportunities it may pursue. In addition, the Company will confirm with Inter-Atlantic Group that (1) no work has been done prior to the completion of the initial public offering through Inter-Atlantic Group in search of a target business and (2) prior to entering into a definitive business combination, Inter-Atlantic Group was not aware of any business opportunity being a potential target business for sale prior to the completion of the initial public offering.

6.

We reissue comment 21 from our letter dated June 30, 2007. Clearly state whether it is the current intent of management to remain associated with the business following a business combination. Specifically name those individuals that may remain with the company. Clearly disclose throughout the prospectus the potential conflicts of interest. Since management will be negotiating the terms of a business combination, it would appear relevant and important to investors to know the current intent of management to stay with the company or not.

Response: While it is the current intention for some members of our management to remain associated with the Company after consummation of the business combination, either as officers or as directors, there is the possibility that no members of our management team will remain associated with the Company after the consummation of the business combination. It is more likely that some of our members of management will remain as directors rather than officers post business combination. However, we do not yet know which members of our management may remain associated with the Company after consummation of the business combination, and what their roles will be and therefore we cannot name those specific individuals and in what capacity their role will be with the combined company.

These decisions will be based on a variety of factors, including the experience and skill set of the target business’ management, the experience and skill set of each of our members of management as it relates to the target business, the industry and geographic location of the business post-business combination and the ability of members of our management to negotiate terms with the target business as part of any such business combination. We have clarified the disclosure on pages 22, 26 and 72 accordingly. Please note that on pages 22, 26 and 72 we have disclosed the potential conflicts of interest.

*****

     If you have any questions, please contact the undersigned at 212-335-4998.

Sincerely,

        William Haddad

cc: Mr. Andrew Lerner Inter-Atlantic Financial, Inc.

3

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, JULY   , 2007

PRELIMINARY PROSPECTUS

$60,000,000

INTER-ATLANTIC FINANCIAL, INC.

7,500,000 units

Inter-Atlantic Financial, Inc. is a newly organized blank check company formed for the purpose of acquiring, through a merger, a capital stock exchange, asset acquisition, stock purchase or other similar business combination, an unidentified domestic and/or foreign operating business in the financial services industry or businesses deriving a majority of their revenues from providing services to financial services companies. We do not have any specific merger, capital stock exchange, asset acquisition or other business combination under consideration or contemplation and we have not, nor has anyone on our behalf, contacted any potential target business or had any discussions, formal or otherwise, with respect to such a transaction.

This is an initial public offering of our securities. Each unit is being sold at a purchase price of $8.00 per unit and consists of:

•	one share of our common stock; and

•	one warrant.

Each warrant entitles the holder to purchase one share of our common stock at a price of $6.00. Each warrant will become exercisable on the later of our completion of a business combination or          , 2008 [one year from the date of this prospectus], and will expire on          , 2011 [four years from the date of this prospectus], or earlier upon redemption.

Our executive officers and directors have agreed to purchase from us in a private placement prior to the completion of this offering an aggregate of 2,100,000 warrants at a price of $1.00 per warrant for an aggregate purchase price of $2,100,000. The warrants purchased in the private placement will be substantially identical to those sold in this offering but may not be sold or otherwise transferred until after we complete a business combination and may not be subject to redemption. For a more complete discussion of such private placement, see the section appearing elsewhere in this prospectus entitled “Prospectus Summary — Pre-Offering Private Placement.”

We have granted the underwriters a 45-day option to purchase up to 1,125,000 additional units solely to cover over-allotments, if any (over and above the 7,500,000 units referred to above). We have also agreed to sell to Morgan Joseph & Co. Inc. for $100, as additional compensation, an option to purchase up to a total of 525,000 units at $10.00 per unit. The units issuable upon exercise of this option are identical to those offered by this prospectus. The purchase option and its underlying securities have been registered under the registration statement of which this prospectus forms a part.

There is presently no public market for our units, common stock or warrants. We anticipate that our units will be quoted on the American Stock Exchange, or AMEX, under the symbol “IAN.U” on or promptly after the date of this prospectus. Each of the common stock and warrants shall trade separately on the 90th day after the date of this prospectus, unless Morgan Joseph & Co. Inc. determines an earlier date is acceptable. Once the securities comprising the units begin separate trading, we expect that the common stock and warrants will be quoted on the American Stock Exchange under the symbols “IAN” and “IAN.W”, respectively. We cannot assure you, however, that our securities will continue to be quoted on the American Stock Exchange in the future.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 19 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

		Underwriting
	Public	Discount and	Proceeds, Before
	Offering Price	Commissions(1)(2)	Expenses, to Us

Per unit	$8.00	$0.28	$7.72

Total(3)	$60,000,000	$2,100,000	$57,900,000

(1)	Excludes deferred underwriting discounts and compensation in the amount of 3.5% of the gross proceeds, or 0.28 per unit (up to $2,100,000 or up to $2,415,000 if the underwriters over-allotment option is exercised in full) payable to Morgan Joseph & Co. Inc. only upon consummation of a business combination and then only with respect to those units as to which the component shares have not been redeemed into cash by those stockholders who voted against the business combination and exercised their redemption rights.

(2)	Of the net proceeds we receive from this offering, and the sale of the founding director and officer warrants that are described in this prospectus, $59,400,000 ($7.92 per unit) will be deposited into a trust account (not including the proceeds of the underwriters’ over-allotment option, if any), of which $2,100,000 is attributable to the deferred underwriters discounts and commissions, at JP Morgan Chase, maintained by American Stock Transfer & Trust Company, acting as a trustee. If we are forced to dissolve, the underwriters have agreed to waive any right they may have to the deferred underwriting discount held in our trust account.

(3)	The underwriters have a 45-day option to purchase up to 1,125,000 additional units of the Company at the public offering price, less the underwriting discount and commission, to cover any over-allotments. If the underwriters exercise this option in full, the total public offering price, underwriting discount and commission and proceeds, before expenses to us, will be $69,000,000, $2,415,000 (excluding deferred underwriting fees of $2,415,000 equal to 3.5% of the gross offering proceeds) and $66,585,000, respectively. For a more complete discussion of the over-allotment option, see the section appearing elsewhere in this prospectus entitled “Underwriting”.

We are offering the units for sale on a firm-commitment basis. Morgan Joseph & Co., Inc. acting as representative of the underwriters, expects to deliver our securities to investors in the offering on or about          , 2007.

Morgan Joseph

          , 2007

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the risk factors and the financial statements.

Unless otherwise stated in this prospectus, references to “we,” “us” or “our company” refer to Inter-Atlantic Financial, Inc. The term “public stockholders” means the holders of common stock sold as part of the units in this offering or acquired in the aftermarket, including any existing stockholders to the extent they purchase or acquire such shares. Accordingly, as used in this prospectus, the term “public stockholders” means the holders of 7,500,000 shares of our common stock included in the units sold in this offering or acquired in the open market following this offering, including, other than as set forth in the immediately preceding sentence, existing stockholders to the extent they purchase or acquire shares in the offering or in the open market following the offering (8,625,000 shares of common stock if the underwriters’ over-allotment option is exercised in full). Discrepancies in tables included in this prospectus between totals and sums of the amounts listed are due to rounding. Unless otherwise stated, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option and that no stockholder exercises its right of redemption as described elsewhere in this prospectus. You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

The Company

We are a blank check company organized under the laws of the State of Delaware. We were formed for the purpose of acquiring, through a merger, a capital stock exchange, asset acquisition, stock purchase or other similar business combination, an unidentified operating business in the financial services industry or businesses deriving a majority of their revenues from providing services to financial services companies. We believe we are qualified to select an attractive acquisition target because of our officers’ and directors’ over 150 years of aggregate experience with both public and private companies in the financial services industry. Our efforts in identifying a prospective target business will not be limited to a particular geographic location. We do not have any specific merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination under consideration, and we have not, nor has anyone on our behalf, engaged in discussions with representatives of other companies, with respect to such a transaction. In addition, we have not been contacted nor have any of our officers, directors or affiliates been contacted by companies regarding a potential business combination, nor have we, or any of our officers, directors or affiliates, directly or indirectly, taken any steps in furtherance of a business combination. To date our efforts have been limited to organizational activities and activities relating to this offering and we have not acquired any business operations.

According to the SPDR Index as of January 31, 2007, financial services companies comprised a weighted average of 22.2% of the S&P 500 market capitalization. According to the U.S. Bureau of Economic Analysis, the financial services industry has been the leading contributor to the U.S. gross domestic product for more than a decade; the industry’s contribution in 2005 was 20.4%. In addition, for the third quarter of 2006, the financial services sector accounted for approximately 33.5% of total corporate profits in the United States.

The financial services sector is dominated by large, and in some cases, multi-national institutions. While dynamic industry trends are constantly shifting the demand for financial services products and other offerings, we believe that these types of institutions are often unwilling or unable to respond proactively to these emerging trends because they often find it difficult to quickly and efficiently embrace emerging industry trends without disrupting existing businesses. However, we believe that in this competitive industry there is a constant need for cost reduction, expansion of product lines and increased market share through innovative products and the application of technology. We believe that smaller companies have greater flexibility to more readily exploit industry trends in technology, legislation and other areas within particular financial services sectors.

1

In evaluating a prospective target business, our management will consider, among other factors, the following:

•	experience and skill of management and availability of additional personnel;

•	financial condition, including profitability, cash flow, the recurrence of revenue and the results of operation;

•	growth potential;

•	competitive position and barriers to entry;

•	ability to retain and grow the customer base;

•	stage of development of the products, processes or services;

•	proprietary features and degree of intellectual property or other protection of the products, processes or services;

•	regulatory environment;

•	costs, approvals and accounting impact associated with effecting the business combination; and

•	relative valuations of similar publicly traded companies.

In addition, banks and insurance companies generally are subject to rigorous capital requirements and may be examined on a regular basis for their general safety and soundness and compliance with various federal and state legal laws. Any debt used in the consummation of the business combination may adversely affect the potential target businesses’ ability to maintain capitalization requirements in certain regulated segments of the financial services industry. If we were to acquire businesses in segments of the financial services industry which are subject to maintaining capitalization requirements, we may have to finance these transactions with less leverage, which may limit the size of the potential business combination and may also adversely affect our ability to consummate a business combination within the requisite time period.

In seeking a business combination, we intend to utilize cash derived from the proceeds of this offering, as well as our capital stock, debt, or a combination of cash, capital stock and debt, and there is no limit on the issuance of capital stock or incurrence of debt we may undertake in effecting a business combination. In the event a business combination is consummated, all sums remaining in our trust account will be released to us immediately thereafter, and there will be no restriction on our use of such funds.

While we may seek to effect business combinations with more than one target business, our initial business combination must be with a target business or businesses whose fair market value is at least equal to 80% of the amount in our trust account (less deferred underwriting compensation of $2,100,000, or $2,415,000 if the over-allotment is exercised in full and taxes payable) at the time of such acquisition. Consequently, it is likely we will have the ability to effect only a single business combination. If we acquire less than 100% of one or more target businesses in our initial business combination, the aggregate fair market value of the portion or portions we acquire must equal at least 80% of our net assets at the time of such initial business combination. In no instance will we acquire less than majority voting control of a target business. However, in the case of a reverse merger or other similar transaction in which we issue a substantial number of new shares, our stockholders immediately prior to such transaction may own less than a majority of our shares subsequent to such transaction. We currently have no restrictions on our ability to seek additional funds through the sale of securities or through loans. As a consequence, we could seek to acquire a target business that has a fair market value significantly in excess of 80% of the amount in our trust account (less deferred underwriting compensation of $2,100,000, or $2,415,000 if the over-allotment is exercised in full and taxes payable) or more than one target business at the same time. Although as of the date of this prospectus we have not engaged or retained, had any discussions with, or entered into any agreements with, any third party regarding any such potential financing transactions, we could seek to fund such business combinations by raising additional funds through the sale of our securities or through loan arrangements. In addition, we may pay for such business combinations, in part or in whole, by issuance of our securities. However, if we were to seek such additional funds, any such arrangement would only be consummated simultaneously with our consummation of a business combination. It is possible we will have the ability to complete only a single directors will remain associated with the target business following a business combination, it is likely that some or all of the management of the target business at the time of the business combination will remain in place. Although we intend to closely scrutinize the management of a prospective target business in connection with evaluating the desirability of effecting a business combination, we cannot assure you that our assessment of management will prove to be correct.

Our management will only remain with the combined company after consummation of the business combination if, among other things, they are able to negotiate terms with the combined company as part of any such combination.

While it is the current intention for some members of our management to remain associated with us after consummation of the business combination, either as officers or directors, there is the possibility that no members of our management team will remain associated with us after the consummation of the business combination. It is more likely that some of our members of our management will remain as directors rather than officers post-business combination. However, we do not yet know which members of our management may remain associated with us after consummation of the business combination, and what their roles will be, because such a decision will be based on a variety of factors, including the experience and skill set of the target business’ management, the experience and skill set of each of our members of management as it relates to the target business, the industry and geographic location of the business post-business combination and the ability of members of our management to negotiate terms with the target business as part of any such business combination. If any members of our management negotiate to be retained post business combination as a condition to any potential business combination, such person’s financial interests, including compensation arrangements, could influence such person’s motivation in selecting, negotiating and structuring a transaction with a target business, and such negotiations may result in a conflict of interest.

Our officers and directors may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by us and accordingly, may have conflicts of interest in determining which entity a particular business opportunity should be presented to.

None of our officers or directors have ever been associated with a “blank check” company. However, our officers and directors may in the future become affiliated with entities, other than “blank check” companies, engaged in business activities similar to those intended to be conducted by us. Additionally, our officers and directors may become aware of business opportunities which may be appropriate for presentation to us as well as the other entities to which they owe fiduciary duties. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. For a more complete discussion of our management’s affiliations and the potential conflicts of interest that you should be aware of, see the sections below entitled “Management — Directors and Executive Officers” and “Management — Conflicts of Interest.” We cannot assure you that these conflicts will be resolved in our favor.

Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them.

Our certificate of incorporation provides that we will continue in existence only until 24 months from the date of this prospectus. If we have not completed a business combination by such date and amended this provision in connection therewith, pursuant to the Delaware General Corporation Law, our corporate existence will cease except for the purposes of winding up our affairs and liquidating. Under Sections 280 through 282 of the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If the corporation complies with certain procedures intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary or if we expend a significant portion of the available proceeds in pursuit of a business combination that is not consummated. If we do not have sufficient proceeds available to fund our expenses, we may be forced to obtain additional financing, either from our management or the existing stockholders or from third parties. We may not be able to obtain additional financing and our existing stockholders and management are not obligated to provide any additional financing. If we do not have sufficient proceeds and cannot find additional financing, we may be forced to dissolve and liquidate as part of our stockholder-approved plan of dissolution and liquidation prior to consummating a business combination.

Our ability to effect a business combination and to execute any potential business plan afterwards will be dependent upon the efforts of our officers and directors some of whom may join us following a business combination and whom we would have only a limited ability to evaluate.

Our ability to effect a business combination will be totally dependent upon the efforts of our officers and directors. While it is the current intention for some members of our management to remain associated with us after consummation of the business combination, either as officers or directors, there is the possibility that no members of our management team will remain associated with us after the consummation of the business combination. It is more likely that some of our members of our management will remain as directors rather than officers post-business combination. However, we do not yet know which members of our management may remain associated with us after consummation of the business combination, and what their roles will be, because such a decision will be based on a variety of factors, including the experience and skill set of the target business’ management, the experience and skill set of each of our members of management as it relates to the target business, the industry and geographic location of the business post-business combination and the ability of members of our management to negotiate terms with the target business as part of any such business combination. In addition, we may employ other personnel following the business combination. While we intend to closely scrutinize any additional individuals we engage after a business combination, we cannot assure you that our assessment of these individuals will prove to be correct. Moreover, our current management will only be able to remain with the combined company after the consummation of a business combination if they are able to negotiate terms with the combined company as part of any such combination. If we acquired a target business in an all-cash transaction, it would be more likely that current members of management would remain with us if they chose to do so. If a business combination were structured as a merger whereby the stockholders of the target company were to control the combined company following a business combination, it may be less likely that our management would remain with the combined company unless it was negotiated as part of the transaction via the acquisition agreement, an employment or consulting agreement or other arrangement. The determination to remain as officers of the resulting business will be determined prior to the completion of the transaction and will depend upon the appropriateness or necessity of our current management to remain. In making the determination as to whether our current management should remain with us following the business combination, management will analyze the experience and skill set of the target business’ management and negotiate as part of the business combination that certain members of our current management remain if it is believed that it is in the best interests of the combined company post-business combination. If our management negotiates to be retained post-business combination as a condition to any potential business combination, such negotiations may result in a conflict of interest.

If any of the underwriters or Scura, Rise & Partners LLC provides services to us after this offering, we may pay them fair and reasonable fees that would be determined at that time in arm’s length negotiations. Any such negotiations could result in a conflict of interest.

Although we are not under any contractual obligation to engage any of the underwriters or Scura, Rise & Partners LLC, a financial advisory firm, to provide any services for us after this offering, and have no present intent to do so, any of the underwriters or Scura, Rise & Partners LLC may, among other things, introduce us to potential target businesses or assist us in raising additional capital, as needs may arise in the future. If any of the underwriters or Scura, Rise & Partners LLC provide services to us after this offering, we may pay such entity fair and reasonable fees that would be determined at that time in arm’s length negotiations. Any such negotiations could result in a conflict of interest.

Since we have not currently selected a prospective target business with which to complete a business combination, investors in this offering are unable to currently ascertain the merits or risks of the target business’ operations.

Since we have not yet identified a prospective target, investors in this offering have no current basis to evaluate the possible merits or risks of the target business’ operations. To the extent we complete a business combination with a financially unstable company, an entity in its development stage and/or an entity subject to unknown or unmanageable liabilities, we may be affected by numerous risks inherent in the business operations of those entities. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors. We also cannot assure you that an investment in our units will not ultimately prove to be less favorable to investors in this offering than a direct investment, if an opportunity were available, in a target business. For a more complete discussion of our selection of a target business, see the section below entitled “Effecting a business combination — We have not identified a target business.”

Since we are not an operating company, the pricing of the units in this offering is relatively arbitrary.

Prior to this offering there has been no public market for any of our securities. The public offering price of the units and the terms of the warrants were negotiated between us and Morgan Joseph & Co. Factors considered in determining the prices and terms of the units, including the common stock and warrants underlying the units, include:

•	the history and prospects of companies whose principal business is the acquisition of other companies;

•	prior offerings of those companies;

•	our prospects for acquiring an operating business at attractive values;

•	our capital structure;

•	an assessment of our management and their experience in identifying operating companies;

•	general conditions of the securities markets at the time of the offering; and

•	other factors as were deemed relevant.

However, although these factors were considered, the determination of our offering price is more arbitrary than the pricing of securities for an operating company in a particular industry since the underwriters are unable to compare our financial results and prospects with those of public companies operating in the same industry.

Since we are not an operating company, upon consummation of a business combination, we will not benefit from the synergies typically associated with many business combinations, and as a result, potential target companies may favor other potential purchasers over us.

A benefit of many business combinations is economies of scale in which the acquiring company can reduce costs by eliminating redundant operations and utilizing the resources of both entities to run the combined company more efficiently. Because we are not an operating company, upon consummation of a business combination, we will not benefit from these and other synergies often associated with business combinations and, as a result, potential target companies may favor other potential purchasers over us.

Risks Related To Select Financial Services Organizations

As mentioned elsewhere herein, we were formed for the purpose of acquiring a company in the financial services industry or businesses deriving a majority of their revenues from providing services to financial services companies.

and are subject to considerations of safety and soundness and public convenience and needs, among others. We may not receive any such required approvals or we may not receive them in a timely manner, including as a result of factors or matters beyond our control. Satisfying any requirements of banking supervisors may delay the date of our completion of our initial business combination beyond the required time frame (24 months after the consummation of this offering). If we fail to consummate out initial business combination within the required time frame we may be forced to liquidate.

We will be subject to significant government regulation if we acquire a banking organization.

Following the acquisition of a banking organization, we will operate in a highly regulated environment and will be subject to supervision and regulation by a number of governmental agencies, including one or more of the Federal Reserve, the OCC, and the FDIC, the OTS and/or state banking supervisors. Regulations adopted by these agencies, which are generally intended to provide protection for depositors and customers rather than for the benefit of stockholders, govern a comprehensive range of matters relating to the ownership and control of stockholders, acquisition of other companies and businesses, permissible activities we may engage in, maintenance of adequate capital levels, sales practices, anti-money-laundering requirements, and other aspects of our operations. The appropriate banking supervisors will perform detailed examinations of us and our subsidiaries on a regular basis. Banking supervisors possess broad authority to prevent or remedy unsafe or unsound practices or violations of law and to require robust and detailed policies, procedures, and systems of risk management and legal compliance. Any failure of such policies, procedures, and systems (including actions by a banking organization prior to our acquisition of it), or any failure by us or our subsidiaries to maintain satisfactory examination ratings for any reason, could result in substantial penalties, requirements, and/or restrictions on our ability to conduct business. In addition, future legislation and government policy could adversely affect our results of operations.

Certain financial services companies face substantial regulatory risks resulting from maintaining capital requirements and, if we consummate a business combination with one of these entities, we may face legal liability and reduced revenues and profitability if we do not comply with these capital requirements.

The financial services industry is subject to extensive regulation. Many regulators, including U.S. and other government agencies and self-regulatory organizations, as well as state and provincial securities commissions, insurance regulators and attorneys general, are empowered to conduct administrative proceedings and investigations that can result in, among other things, censure, fine, the issuance of cease-and-desist orders, prohibitions against engaging in some lines of business, suspension or termination of licenses or the suspension or expulsion of a bank, investment adviser or insurance distributor. The requirements imposed by regulators are designed to ensure the integrity of the financial markets and to protect customers, policyholders and other third parties who deal with financial services firms and are not designed to protect our stockholders.

Banks domiciled or operating in the United States and their holding companies are subject to extensive regulation and supervision by applicable federal and state banking agencies. Many of these regulations are intended to protect parties other than stockholders, such as depositors. If we were to acquire a bank, these regulations may limit our operations significantly and control the methods by which we conduct our business, including our lending practices, capital structure, investment practices and dividend policy. In addition, banks and their holding companies generally are subject to rigorous capital requirements and may be examined on a regular basis for their general safety and soundness and compliance with various federal and state legal regimes, including, but not limited to, the Community Reinvestment Act, the Truth in Lending Act, the Equal Credit Opportunity Act, the Real Estate Settlement and Procedures Act, the Fair Credit Reporting Act and the Bank Secrecy Act, as amended by the USA PATRIOT Act.

Similar capital requirements apply to insurance companies. In the United States, under laws adopted by individual states, insurers engaged in certain lines of business are subject to risk based capital requirements. Insurers having less total adjusted capital than that required under the risk based capital laws are subject to varying degrees of regulatory action, depending on the level of capital inadequacy. Maintaining appropriate levels of statutory surplus is also considered important by state insurance regulatory authorities. Failure by an insurance company to maintain certain levels of statutory surplus could result in increased regulatory scrutiny and enforcement.

If we were to acquire businesses in segments of the financial services industry which are subject to maintaining capitalization requirements, we may have to finance these transactions with less leverage, which may limit the size of the potential business combination and may also adversely affect our ability to consummate a business combination within the requisite time period.

Banks and insurance companies generally are subject to rigorous capital requirements. Any debt used in the consummation of the business combination may adversely affect the potential target businesses’ ability to maintain capitalization requirements in certain regulated segments of the financial services industry. If we were to acquire businesses in segments of the financial services industry which are subject to maintaining capitalization requirements, we may have to finance these transactions with less leverage, which may limit the size of the potential business combination and may also adversely affect our ability to consummate a business combination within the requisite time period.

Our ability to pay dividends or repurchase shares of our common stock will be subject to restrictions under applicable banking laws and regulations.

Our ability to pay dividends or repurchase shares of our common stock will depend on the ability of any subsidiary banks or thrifts that we acquire to pay dividends to us. Banks and thrifts are subject to certain regulatory restrictions on the payment of dividends or repurchase of stock. A national bank or a thrift generally may pay dividends without regulatory approval in any calendar year to the extent of the total of its net profits for such year combined with its retained net profits for the preceding two years, less any required transfers to surplus. State banks or thrifts may be subject to similar limitations. The ability of a bank or thrift to pay dividends is also restricted by the requirement that it maintain adequate levels of regulatory capital. Federal bank regulatory agencies also have the authority to prohibit a bank or thrift from engaging in unsafe or unsound practices, and the payment of dividends or the repurchase of stock could be deemed an unsafe or unsound practice depending on the financial condition or supervisory status of the institution.

Substantial regulatory limitations on investments in banks and thrifts may limit investors’ ability to purchase our stock.

With limited exceptions, federal regulations require the approval of the appropriate federal banking supervisor before a person or company or a group of persons or companies deemed to be “acting in concert” may directly or indirectly acquire more than 10% (5% if the acquirer is a bank or thrift holding company) of any class of a banking organization’s voting stock, or direct or indirectly obtain the ability to control in any manner the election of a majority of directors or otherwise direct the management or policies of a banking organization. Prospective investors must comply with these requirements, if applicable, in connection with any purchase of our units in this offering, any subsequent exercise of warrants, or any subsequent trading of units. These requirements may limit potential purchasers, and therefore the value, of our stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Inter-Atlantic Financial, Inc. is a newly organized blank check company formed for the purpose of acquiring, through a merger, a capital stock exchange, asset acquisition, stock purchase or other similar business combination of an unidentified domestic and/or foreign operating business in the financial services industry or businesses deriving a majority of their revenues from providing services to financial services companies.

We intend to utilize cash derived from the proceeds of this offering, our capital stock, debt or a combination of cash, capital stock and debt, in effecting a business combination. The issuance of additional capital stock, including upon conversion of any convertible debt securities we may issue, or the incurrence of debt could have material consequences on our business and financial condition. The issuance of additional shares of our capital stock (including upon conversion of convertible debt securities):

•	may significantly reduce the equity interest of our stockholders;

•	will likely cause a change in control if a substantial number of our shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and may also result in the resignation or removal of one or more of our present officers and directors; and

•	may adversely affect prevailing market prices for our common stock.

Similarly, if we issued debt securities, it could result in:

•	default and foreclosure on our assets if our operating revenues after a business combination were insufficient to pay our debt obligations;

•	acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios or reserves and any such covenant were breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand; and

•	our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such security was outstanding.

We have neither engaged in any operations nor generated any revenues to date. Our entire activity since inception has been to prepare for our proposed fundraising through an offering of our equity securities.

We estimate the net proceeds from the sale of the units in this offering and the sale of the founders’ warrants, will be $57,390,000 ($65,760,000 if the over-allotment option is exercised in full), after deducting offering expenses of approximately $2,610,000 ($2,925,000 if the over-allotment option is exercised in full) not including Morgan Joseph & Co.’s deferred fees. Of this amount, $57,300,000 ($65,670,000 if the over-allotment option is exercised in full) will be held in trust for our benefit and be available to consummate a business combination (after payment of Morgan Joseph & Co.’s deferred fees) and the remaining $90,000 (also $90,000 if the over-allotment option is exercised in full) will not be held in trust.

We will use substantially all of the net proceeds of this offering, the pre-offering private placement of the founders’ warrants, as well as interest on the funds in our trust account released to us including those funds held in trust, to acquire a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination. The proceeds held in our trust account (exclusive of any funds held for the benefit of the underwriters or used to pay public stockholders who have exercised their redemption rights) may be used as consideration to pay the sellers of a target business with which we ultimately complete a business combination or, if there is insufficient funds not held in trust, to pay other expenses relating to such transaction such as reimbursement to insiders for out-of-pocket expenses, third party due diligence expenses or potential finders fees, in each case only upon the consummation of a business combination. Any amounts not paid as

PROPOSED BUSINESS

Introduction

We are a blank check company organized under the laws of the State of Delaware. We were formed for the purpose of acquiring, through a merger, a capital stock exchange, asset acquisition, stock purchase or other similar business combination, an unidentified operating business in the financial services industry or businesses deriving a majority of their revenues from providing services to financial services companies. We believe we are qualified to select an attractive acquisition target because of our officers’ and directors’ over 150 years of aggregate experience with both public and private companies in the financial services industry. Our efforts in identifying a prospective target business will not be limited to a particular geographic location. We do not have any specific merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination under consideration, and we have not, nor has anyone on our behalf, engaged in discussions with representatives of other companies, with respect to such a transaction. In addition, we have not been contacted nor have any of our officers, directors or affiliates been contacted by companies regarding a potential business combination, nor have we, or any of our officers, directors or affiliates, directly or indirectly taken any steps in furtherance of a business combination. To date our efforts have been limited to organizational activities and activities relating to this offering and we have not acquired any business operations.

According to the SPDR Index as of January 31, 2007, financial services companies comprised a weighted average of 22.2% of the S&P 500 market capitalization. According to the U.S. Bureau of Economic Analysis, the financial services industry has been the leading contributor to the U.S. gross domestic product for more than a decade; the industry’s contribution in 2005 was 20.4%. In addition, for the third quarter of 2006, the financial services sector accounted for approximately 33.5% of total corporate profits in the United States.

The financial services sector is dominated by large, and in some cases, multi-national institutions. While dynamic industry trends are constantly shifting the demand for financial services products and other offerings, we believe that these types of institutions are often unwilling or unable to respond proactively to these emerging trends because they often find it difficult to quickly and efficiently embrace emerging industry trends without disrupting existing businesses. However, we believe that in this competitive industry there is a constant need for cost reduction, expansion of product lines and increased market share through innovative products and the application of technology. We believe that smaller companies have greater flexibility to more readily exploit industry trends in technology, legislation and other areas within particular financial services sectors.

Technology has fundamentally changed how businesses in the financial services industry deliver their services and products. We believe that many areas of financial services have been impacted by the advancement and implementation of technology, especially the banking sector as transaction processing becomes faster and more efficient. Alternative distribution methods employed in the financial services industry have become extremely important. These product delivery methods include debit cards, smart cards, electronic payment systems, contactless payment devices, free-standing kiosks, mobile devices, automated teller machines and the Internet. We believe the evolution of payment technology will continue as cash and check transactions become increasingly replaced by next generation debit technologies including card, PIN and mobile.

Within the universe of potential targets in the financial services industry, including service providers to the industry, we believe that companies in the financial technology sector are particularly attractive and financial technology companies will be an important focus of ours. As compared to traditional banks, these companies differ in many respects and typically are unregulated or less regulated, require lower capitalization levels and trade at higher valuation multiples. Areas within the financial technology sector that we may focus on include:

•	payment processing;

•	processors of transactions or information;

such event, our existing stockholders may have to incur such expenses in order to proceed with the proposed business combination. As part of any such combination, such existing stockholders may negotiate the repayment of some or all of any such expenses, including the $500,000 limited recourse revolving line of credit which bears interest at the federal funds rate (5.25% as of June 25, 2007), which if not agreed to by the target business’s management, could cause our management to view such potential business combination unfavorably, thereby resulting in a conflict of interest. Repayment of the line of credit is payable prior to the business combination solely from the $1,000,000 of interest earned on the trust account which is available for working capital, solely to the extent there is more than $7.92 per share in the trust account.

•	While it is the current intention for some members of our management to remain associated with us after consummation of the business combination, either as officers or directors, there is the possibility that no members of our management team will remain associated with us after the consummation of the business combination. It is more likely that some of our members of our management will remain as directors rather than officers post-business combination. However, we do not yet know which members of our management may remain associated with us after consummation of the business combination, and what their roles will be, because such a decision will be based on a variety of factors, including the experience and skill set of the target business’ management, the experience and skill set of each of our members of management as it relates to the target business, the industry and geographic location of the business post-business combination and the ability of members of our management to negotiate terms with the target business as part of any such business combination. If our management negotiates to be retained post business combination as a condition to any potential business combination, their financial interests, including compensation arrangements, could influence their motivation in selecting, negotiating and structuring a transaction with a target business, and such negotiations may result in a conflict of interest.

•	All of our officers and directors paid less for their shares of common stock than public shareholders, and as a result, they may be able to profit on a business combination which would be unprofitable to our public shareholders.

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

•	the corporation could financially undertake the opportunity;

•	the opportunity is within the corporation’s line of business; and

•	it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of other business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.

Although we are not under any contractual obligation to engage any of the underwriters or Scura, Rise & Partners LLC, a financial advisory firm, to provide any services for us after this offering, and have no present intent to do so, any of the underwriters or Scura, Rise & Partners LLC may, among other things, introduce us to potential target businesses or assist us in raising additional capital, as needs may arise in the future. If any of the underwriters or Scura, Rise & Partners LLC provide services to us after this offering, we may pay such entity fair and reasonable fees that would be determined at that time in arm’s length negotiations. Any such negotiations could result in a conflict of interest.

Each of our officers and directors has, or may come to have, to a certain degree, other fiduciary obligations. In addition all of our officers and directors have fiduciary obligations to those companies on whose board of directors they may sit. To the extent that they identify business opportunities that may be suitable for the entities to which they owe a fiduciary obligation, our officers and directors will honor those fiduciary obligations. Accordingly, they may not present opportunities to us that otherwise may be attractive to us unless the entities to which they owe a fiduciary obligation and any successors to such entities have